Exhibit 99.1

Letter from the Board of Trinity Biotech plc

September 4, 2023

Dear Shareholder,

Annual General Meeting of Trinity Biotech plc (the “Company”)

The board of directors (the "Board") of the Company encloses notice of an annual general meeting of the Company, to be held at the Company’s registered office at IDA Business Park, Bray, County Wicklow, Ireland, A98 H5C8, on September 29, 2023 at 10:00am (the "AGM").

Business of Annual General Meeting

We would like to take this opportunity to provide some additional information in relation to the various items of business which are to be considered at the AGM.

Ordinary Business

Resolution 1 deals with the reappointment of Grant Thornton as statutory auditor of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company.

Resolution 2 seeks to authorise the Board to fix the statutory auditors' remuneration.

Resolution 3 proposes the re-appointment of Thomas Lindsay as a director who retires at the AGM and, being eligible, offer himself for re-appointment.

Mr Lindsay, who joined the Board as a non-executive director in October 2022,  has more than 35 years of sales and marketing leadership experience in the global medical diagnostics industry and was President of Alere Inc.’s (now Abbotts’s) business in Africa for many years.  Most recently, Mr Lindsay has provided consultancy services to several international in vitro diagnostics businesses. He currently serves as a non-executive director for Genedrive plc, a rapid, low-cost molecular diagnostics platform for the identification and treatment of a selection of infectious diseases.

The Board believes that it is important for the future prospects of the Company to identify additional suitable persons for appointment as non-executive directors of the Company. The Board believes that from a governance perspective, it is important that the Company increase the representation of qualified minorities and females on its Board, particularly in light of NASDAQ’s Board Diversity Rule. In this regard, the Board has appointed Korn Ferry, an internationally recognised consulting firm, to conduct an extensive search for appropriately qualified and experienced non-executive directors and this search process is continuing.

In the interim, Mr Lindsay is currently the only independent non-executive director serving on the Board and is the sole member of the Board’s audit committee.  As such, the Board believes that it is particularly important that Mr Lindsay is re-appointed to the Board and would urge you to support Mr Lindsay’s re-election.

Resolution 4 proposes the appointment of Dr Andrew Omidvar as a director.

Dr Omidvar is currently Vice President of Government R&D and Enterprise at Philips Healthcare.  Dr Omidvar also currently serves on the Board of Directors of the Medical Technology Enterprise Consortium.   Dr Omidvar is an experienced technology executive having held senior positions at MITRE, Motorola, and National Institute of Standards and Technology.  Dr Omidvar has also served as a Senior Advisor to the White House in relation to science and technology.  Dr Omidvar holds an Executive MBA from George Mason University and a Ph.D. Electronics and Computer Science from the University of Oklahoma.

The Board believes that Dr Omidvar’s experience can support the Company’s transition of focus to next generation medical technologies and as such would urge you to support Dr Omidvar’s appointment as an independent director.

How to Vote

ADS holders

If you have an interest in A ordinary shares, par value $0.0109, ("A Ordinary Shares") in ADS form (i.e., your shares are held as American Depository Shares through the program’s depositary, The Bank of New York Mellon ("BNY")), you will receive voting instructions: (i) from BNY directly, in the case of registered holders of ADSs (sometimes referred to as holding ADSs "of record"), or (ii) in the case of ADSs held beneficially (ie, "in street"), from your broker.  You must follow the instructions received in order to vote your shares.

Registered Ordinary Shareholders

For those registered holders of A Ordinary Shares who are not attending the meeting, we would strongly encourage you to vote your shares by completing, signing and returning the enclosed form of proxy as soon as possible. To be valid, forms of proxy duly signed together with the power of attorney or such other authority (if any) under which they are signed (or certified copy of such power or authority), must be lodged with Computershare Investor Services Ireland, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland, not later than September 27, 2023 at 10:00am  (or in the case of an adjournment, 48 hours before the time appointed for the holding of the meeting).

Please follow the simple instructions set forth on the proxy card you receive to vote your shares.

Recommendation

The Board is satisfied that the resolutions set out in the notice of AGM are in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that you vote in favour of each of the resolutions as they intend to do in respect of all the shares which can be voted by them.

As always, we thank you for your continued support.

Chairperson & CEO
September 4, 2023